YUKON-NEVADA GOLD CORP. REPORTS THIRD QUARTER RESULTS

Vancouver, BC – November 14, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has released results for the three and nine months ended September 30, 2008. All amounts in this news release are in United States dollars, unless otherwise stated.

For the three and nine months ended September 30, 2008, the Company reported a net loss of $77.2 million and $91.8 million, respectively, primarily arising from a non-cash impairment charge of $69.4 million taken on mineral properties and $4.5 million of restructuring costs incurred in the third quarter due to the closure of the mine site at Jerritt Canyon and the subsequent workforce reduction. These actions were taken due to the ongoing negative cash flow of the underground mining operations resulting from an unprofitable mine plan.

The Company was also forced to suspend mill operations in August to perform repair work and has been working closely with the Nevada Division of Environmental Protection to recommence milling operations. When the Company returns to full operations management will pursue additional toll milling contracts to increase the cash flows at Jerritt Canyon. The Company has contracted a third party to run the operations at the mill and has been working closely with them to ensure quick startup once approval is received.

While the Company intends to recommence mining once a profitable mine plan has been developed and sufficient financing becomes available, it was determined that as enough uncertainty exists regarding the Company’s ability to do so the Company has taken a $69.4 million charge in the third quarter for the impairment of the Jerritt Canyon mineral properties.

In the third quarter at Ketza River in the Yukon, the Company continued its focus on completing the geotechnical work required for mine planning, metallurgical test work and on completing its highly successful exploration program. The expansion of deposits within the projected open pits will add value to the Pre-feasibility Study. The project is continuing to focus efforts on the completion of that study.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com and on SEDAR, www.sedar.com.

We seek Safe Harbor.

Yukon-Nevada Gold Corp. is a North American gold company in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.